1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2012

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	May 10, 2012	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares in Yanzhou Coal Mining Company Limited.

These materials contained in this announcement are not for distribution, publication or circulation, directly or indirectly, in or into the United States.

This announcement is solely for the purpose of reference and does not constitute an offer of securities for sale or an invitation to purchase securities in the United States or any other jurisdiction. Any securities described herein have not been and will not be registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) or under any securities laws of any state or other jurisdiction of the United States. Unless exempt from registration and in compliance with the securities laws of any state or other jurisdiction of the United States, any securities described herein may not be sold, offered for sale, resold, transferred or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act). There will be no public offer or sale of the securities described herein in the United States.

兗州煤業股份有限公司

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

ISSUE OF US$ DENOMINATED

US$450,000,000 4.461% GUARANTEED NOTES DUE 2017 AND

US$550,000,000 5.730% GUARANTEED NOTES DUE 2022

BY YANCOAL RESOURCES

On 9 May 2012 (New York City, United States time), the Company and the Issuer entered into the Purchase Agreement with the Initial Purchasers in connection with the issue and purchase of the Notes in the aggregate principal amount of US$1,000,000,000.

The aggregate net proceeds from the issuance of the Notes, after deducting underwriting commissions and estimated offering expenses payable by the Issuer and the Company, are estimated to be approximately US$991.24 million.

The net proceeds will be used for general corporate purposes, including repayment of indebtedness and financing of capital and other expenditures incurred in connection with our overseas mining operations.

Application has been made for the listing of the Notes on the Hong Kong Stock Exchange. The Hong Kong Stock Exchange assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained herein. Admission of the Notes to the official list of the Hong Kong Stock Exchange is not to be taken as an indication of the merits of the Company, the Issuer or the Notes.

A.	INTRODUCTION

Reference is made to the announcement of the Company dated 5 March 2012 (Hong Kong time) and the circular of the Company dated 8 March 2012 (Hong Kong time) in relation to, among other things, the proposed issue of Notes.

The Board is pleased to announce that the Company, the Issuer and the Initial Purchasers entered into the Purchase Agreement in connection with the issue and purchase of the Notes in the aggregate principal amount of US$1,000,000,000.

B.	PURCHASE AGREEMENT

(1)	Date

9 May 2012 (New York City, United States time)

(2)	Parties to the Purchase Agreement

(i)	Yancoal Resources, as the Issuer of the Notes;

(ii)	the Company, as the guarantor of the Notes;

(iii)	Deutsche Bank AG, Singapore Branch and UBS AG, Hong Kong Branch, as the Initial Purchasers.

Deutsche Bank AG, Singapore Branch and UBS AG, Hong Kong Branch acted as the joint lead managers and joint bookrunners of the issue of Notes. To the best knowledge of the Directors, Deutsche Bank AG, Singapore Branch and UBS AG, Hong Kong Branch are independent third parties and not connected persons of the Company (as defined under Chapter 14A of The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange).

(3)	Notes to be issued

Subject to certain conditions to completion, the Issuer will issue the 2017 Notes denominated in US$ in an aggregate principal amount of US$450,000,000 which will mature on 16 May 2017 and the 2022 Notes denominated in US$ in an aggregate principal amount of US$550,000,000 which will mature on 16 May 2022 unless the 2017 Notes or the 2022 Notes (as the case may be) are redeemed earlier pursuant to their respective terms. The 2017 Notes bear a fixed interest rate of 4.461% per annum and the 2022 Notes bear a fixed interest rate of 5.730% per annum. The Notes will be unsecured, unsubordinated obligations of the Issuer and will rank pari passu with all of its other existing and future unsubordinated obligations and will be effectively subordinated to its secured obligations.

The Notes will be offered or sold to professional investors only and (1) in the United States only to qualified institutional buyers in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A; or (2) outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. None of the Notes will be offered to the public in Hong Kong or in the United States.

(4)	Issue price

The issue price of the 2017 Notes to investors will be 100% of the principal amount. The issue price of the 2022 Notes to investors will be 100% of the principal amount. Interest for each of the 2017 Notes and the 2022 Notes will be payable semiannually in arrears on 16 May and 16 November each year commencing 16 November 2012.

(5)	Guarantee

The Notes will be irrevocably and unconditionally guaranteed by the Company. Such guarantees will be unsecured, unsubordinated obligations of the Company and will rank pari passu with all of its other existing and future unsubordinated obligations and will be effectively subordinated to its secured obligations and the obligations of its subsidiaries.

(6)	Conditions to the obligations of the Initial Purchasers under the Purchase Agreement

The obligations of the Initial Purchasers to purchase the Notes under the Purchase Agreement shall be subject to fulfilment or waiver by the Initial Purchases of, among other things, the following:

(i)	the accuracy of the representations and warranties of the Issuer and the Company contained in the Purchase Agreement at the date of the Purchase Agreement and the Closing Date, the accuracy of the statements of the Issuer and the Company made in any certificates pursuant to the Purchase Agreement and the performance by the Issuer and the Company of each of their obligations under the Purchase Agreement;

(ii)	there having been delivered to the Initial Purchasers, each in an agreed form, certain legal opinions dated the Closing Date and addressed to the Initial Purchasers, closing certificates from the Issuer and the Company dated the Closing Date and comfort letters addressed to the Initial Purchasers dated the date of the Purchase Agreement and the Closing Date from Grant Thornton China as independent auditors; and

(iii)	there shall not have been any material adverse change affecting the condition (financial or otherwise), prospects, earnings, business or properties of the Issuer and the Group taken as a whole prior, whether or not arising from transactions in the ordinary course of business, to the Closing Date which in the sole judgment of the Initial Purchasers is so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Notes.

(7)	Termination of the Purchase Agreement

The Initial Purchasers may give a termination notice to the Issuer or the Company at any time prior to delivery of and payment for the Notes, if at any time prior to such time:

(i)	trading in securities generally on the New York Stock Exchange or the Hong Kong Stock Exchange shall have been suspended or limited or minimum or maximum prices shall have been established on any such exchange;

(ii)	a banking moratorium shall have been declared either by U.S. federal, New York State, United Kingdom, PRC or Hong Kong authorities;

(iii)	a material disruption in commercial banking or securities settlement, payment or clearance services in the United States or Hong Kong shall have occurred; or

(iv)	there shall have occurred any outbreak or escalation of hostilities involving a declaration by the United States, the United Kingdom, the PRC or Hong Kong of a national emergency or war or any calamity or crisis or any material change in financial, political or economic conditions, the effect of which makes it, in the sole judgment of the Initial Purchasers (after consultation with the Company to the extent practicable), impractical or inadvisable to proceed with the offering or delivery of the Notes.

C.	USE OF PROCEEDS

The aggregate net proceeds from the issuance of the Notes, after deducting underwriting commissions and estimated offering expenses payable by the Issuer and us, are estimated to be approximately US$991.24 million.

The net proceeds will be used for general corporate purposes, including repayment of indebtedness and financing of capital and other expenditures incurred in connection with our overseas mining operations.

D.	LISTING

Application has been made for the listing of the Notes on the Hong Kong Stock Exchange. The Hong Kong Stock Exchange assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained herein. Admission of the Notes to the official list of the Hong Kong Stock Exchange is not to be taken as an indication of the merits of the Company, the Issuer or the Notes.

E.	DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meaning:

“2017 Notes”	the US dollar-denominated bonds of an aggregate principal amount of US$450,000,000 due on 16 May 2017 to be issued by the Issuer and guaranteed by the Company;

“2022 Notes”	the US dollar-denominated bonds of an aggregate principal amount of US$550,000,000 due on 16 May 2022 to be issued by the Issuer and guaranteed by the Company;

“Board”	the board of Directors;

“Closing Date”	16 May 2012 (New York City, United States time), or at such date not more than three business days after the foregoing date as agreed between the Initial Purchasers and the Company;

“Company”	兗州煤業股份有限公司 Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange respectively;

“Director(s)”	the director(s) of the Company;

“Group”	the Company and its subsidiaries;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Initial Purchasers”	Deutsche Bank AG, Singapore Branch and UBS AG, Hong Kong Branch;

“Notes”	the 2017 Notes and the 2022 Notes;

“PRC”	the People’s Republic of China;

“Purchase Agreement”	the purchase agreement dated 9 May 2012 (New York City, United States time) entered into among the Company, the Issuer and the Initial Purchasers;

“Securities Act”	the United States Securities Act of 1933, as amended from time to time;

“Shareholders”	the shareholders of the Company;

“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“United States”	the United States of America;

“US$”	the lawful currency of the United States;

“Yancoal Resources” or “Issuer”	Yancoal International Resources Development Co., Limited, a limited liability company incorporated in Hong Kong and an indirect wholly owned subsidiary of the Company; and

“%”	Percentage.

Unless otherwise stated, all times and dates refer to New York City, United States times and dates.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

10 May 2012 (Hong Kong time)

As at the date of this announcement, the Directors are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC